SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -------------------------

                                 FORM 10SB12G/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR 12(g)

                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             -----------------------


                                CASTPRO.COM, INC.
                                -----------------
             (Exact name of Registrant as specified in its Charter)

        Nevada                                           95-4774766
        ------                                           ----------
  (State of Incorporation)                            (IRS Employer ID No.)

                     11300 West Olympic Boulevard, Suite 730
                          Los Angeles, California 90064

                    (Address of principal executive offices)

                                 (310) 231-7066

                         (Registrant's telephone number)

     Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:
     9,848,500 Common shares

        Securities registered pursuant to Section 12(b) of the Act: None


Title of Each Class                               Name of Each Exchange
to be Registered                                  on which registered
----------------                                  -------------------
Common Stock, $0.001 par value                             None

     The aggregate market value of the voting stock held by non-affiliates of the Registration was $3,040,000 as of April 30, 2000.

       Shares of Common Stock Outstanding as of May 31, 2000: 9,848,500.

Item 1.           DESCRIPTION OF BUSINESS

         INTRODUCTION
         ------------

         1. Castpro.com, Inc., a Nevada corporation ("CP"), operating through its wholly owned subsidiary, Castpro.com, LLC, is a development stage corporation which initiated in March of 1999, the business of broadcasting events live on location and delayed web casts over the Internet as well as over traditional media. The Company intends to web cast a wide range of sporting, entertainment and business events. (Castpro.com, Inc. and Castpro.com, LLC are collectively referred to as "Castpro" or "CP".)

             The Company was originally incorporated under the name Engineering Services, Inc., on July 13, 1984. The Company changed its name to Deep Earth, Inc. in November, of 1998. The Company was originally engaged in the activity of seeking and developing mining properties and has been inactive after 1991, and became essentially a dormant shell without assets or liabilities. On November 29, 1999, the Company changed its name to Castpro.com, Inc. On December 31, 1999, the Company entered into a stock for stock exchange, whereby it acquired all of the stock of Castpro.com, LLC, a newly organized California corporation formed to conduct the web cast business, in exchange for the issuance of 8,000,000 additional shares of its Common Stock.

                           B. FINANCIAL INFORMATION BY
                           ---------------------------
                    INDUSTRY SEGMENT AND CLASSES OF PRODUCTS
                    ----------------------------------------

         Registrant is in only one industry segment, the broadcasting of live and delayed coverage of sporting, entertainment and business events over the Net, and in traditional media, and related services.

                                               Year             1st Quarter
                                               1999                 2000
                                              -------           ------------

Sales to Unaffiliated Customers:              $       0         $       0

         Operating (Loss)                     $(298,250)        $(228,493)

         Identifiable Assets, Net             $ 561,450         $ 948,634

                                   C. BUSINESS
                                   -----------

         (a) Castpro.com, is a development stage company which started the business in March of 1999, of producing digital, live on-location and in studio webcasts, for immediate and/or delayed broadcast utilizing high quality equipment, and new digital technology to transfer streaming data both over the net and through other video feed mediums.

         Webcasting is a broadcast via the Internet, consisting of audio, video, still images, and/or text streamed over the Internet.

         DVD and HDTV are a form of streaming media, and in the future, television, radio, and movies are expected to be streamed over the Internet. Utilizing the Internet, prerecorded or live performances and interviews can be accompanied by powerful user interaction such as real time viewer chat sessions, polling, hyperlinks to external web sites/e-commerce, and extensive information about the performance, its participants, and sponsors/advertising.

         Broadcasting on the web can be targeted to either the general public worldwide, or to tightly controlled audiences utilizing passwords, depending upon particular client requirements. Webcasting utilizes streaming technologies that allow users to experience audio and visual on the Internet without the need to download files. This allows the media to be experienced in real-time, either live or on-demand by the user.

         CastPro.com offers complete audio-visual digital production, editing, encoding and broadcast services that utilize Remote Webcast Technology to stream wireless online broadcasts from remote locations. CastPro.com utilizes specially designed trucks that are outfitted with hi-tech equipment, including digital microwave and satellite wireless capabilities. This allows the Company to broadcast live to the Internet from remote locations. CastPro.com can provide onsite service to corporate and entertainment clients and allow the client to 'stream' or broadcast an event, speech, or training session to the Internet immediately.

         Castprofiles.com LLC, a wholly-owned subsidiary of the Company, produces streaming media packages of company profiles showcasing top level executives of public and private companies. Out of its state of the art studios, Castprofiles.com LLC scripts, shoots, edits, encodes, and hosts the company profiles which are placed on the client's website. The profiles consist of a question and answer session where the interviewer asks questions designed to draw out key features of the client company.

         Castrofiles.com LLC also provides other corporate communications solutions such as services to produce, record, encode and host company announcements. Press releases and other company material is turned into streaming media and placed in the company's investor relation's website. Castprofiles.com LLC also host conference calls, road shows, and other solutions

         CastPro.com   intends  to  specialize  in  the  live  streaming   media
production of concerts, trade shows, breaking news events, interviews, social activities, sporting events and movie premiers.

         It also intends to produce streaming media production for business related events, such as shareholder meetings, press releases and earnings announcements, product launches and training sessions.

         These events will be first captured on-site or in studio by CastPro.com using quality digital production equipment, professionally edited live, then encoded and streamed wirelessly to servers which distribute the stream to the Internet. The event can be broadcast simultaneously locally and/or internationally to multiple viewers on the Internet.

         Because the Company only commenced its web cast business in March of 1999, and its actual services to date has been in the areas of live web casting, encoding and non-live productions, the following discussion is primarily prospective and discusses what the Company's management plans to do. There is no assurance that the Company will be successful in entering management's targeted markets, providing the planned services, doing so in a manner that generates profits, or that the Company will be able to locate sufficient capital, or on reasonable terms, or that its services will prove profitable.

         (b) Projected Sources or Revenues. CastPro.com has identified these future revenue producing activities associated with its services:

                  * Pre-Production - The Company creates preview clips for the beginning of live digital streams, as well as original content for inserts and commercials during live broadcast.

                  * Connectivity (Wireless) Solutions - The Company establishes connectivity to the Internet for temporary events. Using their Mobile Production Units and other vehicles, the Company provides a mobile Internet connection to be used for any event by the companies clients.

                  *  Encoding  Services  -  The  Company  encodes   pre-recorded
                  material from any medium and streams it over the Internet, making it available for on-demand viewing

                  * Co-Location Services - The Company offers companies, for a monthly fee, the option to have their servers link to CastPro.com's high speed communications facility

                  * Web Cam Installations - The Company will install permanent web cameras for companies for live, on-demand viewing

                  * Web Design - The Company will incorporate Webcast into companies websites, providing seamless viewing of live events, advertising, click throughs, and links.

                  * In Studio Productions - The Company's studios allow it to produce and broadcast content for corporate and entertainment clients.

                  * Profile Creation - The Company's custom created digital profiles for corporate clients to be streamed on their website. These profiles expose the key driving points behind the corporation, told from a top level executive.Customers will have the option to have a stand-alone presentations, or have the presentation embedded in a web page. The web design will support those customers who wish to have the presentation embedded in a web page.

                  This will allow the stream to be seen within a typical web page, the surrounding space will be used for company artwork hyperlinks, and advertisements. Incorporating a webcast into a company's website, provides seamless viewing of the live event. CastPro.com offers interactivity that incorporates live chat sessions as well as advertising, hyperlinks, merchandising and security access codes along with video/audio streaming.

                  * Live webcasting - Encoding and broadcasting to the Internet-Includes secure broadcasting for corporate communications. Professional productions, live events and broadcasting to the Internet.

                  * Pre-Production - A preview clip is a 30-second audio/visual introduction that occurs at the beginning of a live webcast and consists of integrating client's artwork, production material, advertisements and credits into the webcast, organizing chat programs, and creative direction. CastPro.com will organize this stage to be completed before the live webcasting event begins. Prepared at CastPro.com's facility, pre-production will include the creation of preview clips, inserts and commercials, web design and event specific online marketing.

                  *  Connectivity   (Wireless)  Solutions  -  Utilizing  digital
                  microwave and satellite equipment. The company offers remote Internet connectivity solutions.

                  * Encoding Services - The Company transforms digital and non-digital media into streaming media formats.

                  * Co-Location Services - The Company provides its clients access to their large Internet connection.

                  * On Demand Events - CastPro.com offers its webcasting services for both "Live" and "On-Demand" events. An On-Demand event is first captured, edited, digitized and programmed and distributed via the client's website in a non-live environment. These non-live webcasts can be viewed at any time. Participation in a webcast may require some downloading of helper applications (plug-ins), Private or pay-for-view offerings require that viewers provide their user name and password and will be available 24 hours, 7 days a week for convenient viewing by the user.

                  * Corporate Profiles - Castprofiles.com LLC, a wholly-owned subsidiary of the Company, produce streaming media packages of company profiles showcasing top level executives of public and private companies. Out of its state of the art studios, Castprofiles.com LLC scripts, shoots, edits, encodes, and hosts the company profiles which are placed on the client's website. The profiles consist of a question and answer session where the interviewer asks questions designed to draw out key features of the client company.

                  * Corporate Profiles - Castrofiles.com LLC also provides other corporate communications solutions such as services to produce, record, encode and host company announcements. Press releases and other company material is turned into streaming media and placed in the company's investor relation's website. Castprofiles.com LLC also host conference calls, road shows, and other solutions

                  * Event Advertising - The Company is establishing marketing ties with major webcasting promoters/distributors such as Broadcast.com in order to offer its client's advertising/exposure for their event.

                  * Pay-per-view - The Company provides a pay-per-view solution for any of its live and non-live web casts.

                  * Selling advertising space on and around webcasts - The Company sells available advertising space to other companies who wish to promote their products and services during the web cast.

         (c) Markets. The Company has defined two target markets, (i) large multi-state Business Enterprises, and (ii) the Entertainment Industry. In both of these markets, management believes it can present cost savings, benefit and convenience to its clients, because of CastPro.com's low costs and its ability to be on location with wireless broadcast capabilities. Utilizing the Company's services, Clients are given the opportunity to reach a worldwide audience over the Internet with a specific message tailored for effect.

         In the Business Enterprise market area, CastPro.com offers services for:

                  * Corporate profiles of key executives

                  * News networks and portals

                  * Corporate announcements of major product launches and meetings, captured live for their target audience

                  * Special events broadcasting for companies and individuals.

                  * Conventions and trade shows

         In the Entertainment Industry, CastPro.com provides services for:

                  * Entertainment portals and news sites

                  * Destination sites

                  * Webcast  marketing - advertising and promotional  materials,
                  preview   clips,   Quick  Time  movie   production  and  Flash
                  animation.

                  * Webcast archiving - on demand archival hosting, on-line broadcasts and DVD or CD mastering

         Management is endeavoring to develop industry alliances with large network distributors, news and entertainment broadcasters and entertainment portals, in order to establish its business and build a customer base. However there are no assurances such alliances will be secured.

         (d) Organization. CastPro.com has split its service categories into four types: Special Events/Conventions, Corporate and Government Solutions, Creative Internet Programming and temporary on-location connectivity.

         Corporate and Government Solutions
         ----------------------------------

         This service category will offer to create solutions for corporations in the areas of live press releases, corporate profiles, conferencing, remote training, product/technology demonstrations, Internet marketing campaigns, convention booth and speaker coverage, sales materials, crisis communications, and investor and public relations.

         Special Events / Conventions
         ----------------------------

         This service category will be staffed with production teams ready to capture events such as concerts, seminars, conventions, sporting events, gala parties and promotional events. Its technical capabilities will allow for creative coverage, including mobile coverage and broadcasting from multiple locations simultaneously.

         As part of this service category, CastPro.com can help clients create "live on the street" marketing campaigns by means of these mobile production teams which will then be made available to broadcast live anytime.

         Creative Internet Programming
         -----------------------------

         This service category will provide technical capabilities in remote and in-studio webcasting, thereby offering dynamic live content to film and television studios, cable companies, Internet entertainment portals, and others interested in expanding to Internet programming.

         Temporary on-location connectivity
         ----------------------------------

         This service category offers through mobile units and wireless technology, temporary and immediate broadband connectivity to the Internet. From remote broadcasting to establishing an emergency up-link, this service category allows CastPro.com to provide a quick and affordable communication solution for its clients.

         (f) Competition
             -----------

         CastPro.com's Remote Webcast Technology enables the Company to produce cost effective, live on-location webcasts. To date, only a few companies specialize in live media and webcasting production. Management believes that those that offer remote streaming production services are expensive due to equipment, crew availability and transmission requirements.

         Some companies producing live broadcasts require the use of an ISDN line to transfer a Webcast to their server, often requiring a two-week period for the line installation prior to the webcast. Others transmit the broadcast via satellite, requiring a substantial investment in satellite communications technology and equipment or paying high user fees for the access to a third party's satellite communications network. These high-end services, while often excellent, are vulnerable to competition from more economical services that deliver the same quality of product. Further, many companies take weeks to set up real-time event transmission. Equipment is typically bulky and can be hard to place in the space available.

         The singular feature that differentiates CastPro.com from its competitors is the use of Mobile Production Units that propel the Company from being one of several to offer digital production to being one that currently offers live wireless production, editing and streaming in a full service,
seamless  operation.   However,  a  well  capitalized  competitor  could  easily
duplicate the Company's equipment and plan of business, and there are no barriers to competition.

         (g) Equipment and Technology.

         CastPro.com's two Mobile Production Units (outfitted trucks) are able to uplink directly from the production location to the Internet. Each truck costs approximately $500,000 to build and equip.

         The Mobile Production Units are similar to a custom built mobile recording studio. The trucks come equipped with wireless capability, allowing them to broadcast live within a 20-60-mile line of sight from a hosting facility or repeater antenna, even while in motion. The Mobile Production Unit is equipped with the digital production equipment mounted to the walls of the truck. Inside the vehicle there is sufficient room for two technicians to operate the live broadcast. One Mobile Production Unit is required for each live event.

         The Company also maintains a professional broadcast studio, from where it produces live and taped content.

         The Company maintains its own website, which includes current and up-to-date information about the Company, archives and examples of past webcast available for viewing on demand and contact information.

         (h)      Employees
                  ---------

         The Company currently has 9 employees and hires part time staff as needed.

                                     Item 2.
                     Management's Discussion and Analysis of
                     ---------------------------------------
                  Financial Condition and Results of Operation
                  --------------------------------------------

1.  Results of Operations

Fiscal Year Ended December 31, 1999
-----------------------------------

         The Company was in a startup mode and had no revenues through December 31, 1999. Expenses totaled $298,250 for this period, resulting in a loss from operations of $(298,250). Management believes that expenses will exceed revenues for the foreseeable future.

Quarter Ended March 31, 1999
----------------------------

         Revenues totaled $0 for the quarter ended March 31, 2000, while expenses totaled $228,493 for the quarter, leaving a loss from operations of $(228,493).

2.  Liquidity and Capital Resources
-----------------------------------

         The Company's management recognizes the Company's urgent need to raise additional cash in order to increase working capital, purchase additional equipment, expand its staff, and thereby increase the number of events it can broadcast each year, with a resulting increase in revenues.

         Management is planning to raise additional working capital through the private sale of the Company's Common Stock. However, the availability of such capital, and the terms for sale of its Common Stock are uncertain at this time, and there is no assurance the Company will be able to raise additional capital and continue its operations, or that the terms for any such capital will be commercially reasonable.

Forward Looking Statement
-------------------------

         The above paragraphs and other parts of this Form 10SB Registration Statement include "Forward Looking Statements". All statements other than statements of historical fact included herein, including any statements with respect to sales forecast, future product acceptance or other future matters, are Forward Looking Statements.

Although the Company believes that there is a reasonable basis for the projections reflected in such Forward Looking Statements, it can give no assurance that such expectations will prove to be correct. Certain of the important factors that could cause actual results to differ materially and negatively from the Company's expectations, among others, include the condition of the economy, the emergence and acceptance of new streaming technology and webcasts the entry of other and perhaps better capitalized companies into the business, and/or an inability of CastPro to obtain sufficient working capital.

                                     Item 3.
                            DESCRIPTION OF PROPERTIES
                            -------------------------

         A.  Facilities
         --------------

         The Company's head office is located in West Los Angeles. The main facility houses a significant investment in technical equipment from professional digital audio/video recording and editing equipment to servers, computers and a high speed communications line.

         The Facility serves as: A hub of communications for live webcasts and is manned by engineers to receive and distribute communication with the Mobile Production Unit during live webcasting. The Facility also maintains data links to and from the Mobile Production Units and to and from the distributors.

         The Facility also services as the center for office operations, which include: administration, pre/post-production, sales, customer support, paperwork processing, planning, web design, marketing etc.

         The Company also  maintains  a   state-of-the-art  internet  production
studio where it produces, among other things, live and taped content for its clients.

                                     Item 4.
                              SECURITY OWNERSHIP OF
                              ---------------------
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
                    ----------------------------------------

         The following table sets forth information regarding beneficial ownership as of March 31, 2000, of the Company's Common Stock, by any person who is known to the Company to be the beneficial owner of more than 5% of the Company's voting securities and by each director and by officers and directors of the Company as a group.

                                       Beneficial         Percentage
Name and Address                       Ownership          of Class
----------------                       ---------          --------

Corey K. Quinn(1)                      1,900,000          20.6%
*11300 West Olympic Blvd.
Suite 730
Los Angeles, CA 90064

Simon G. Talbot                        1,900,000          20.6%


All current directors and
officers as a group (2 persons)        3,800,000          41.2%

(1) Messrs. Quinn and Talbot have each placed 1,500,000 of their shares, or a total of 3,000,000 shares, in escrow under the terms of the Reorganization Agreement between the Company and CastPro.com, LLC. (See "Certain Relationships and Related Transactions".)

*This address also applies to all persons listed.

                                     Item 5.
                         DIRECTORS, EXECUTIVE OFFICERS,
                         ------------------------------
                          PROMOTERS AND CONTROL PERSONS
                          -----------------------------

         The names, ages and positions of the directors and executive officers of the Company as of April 1, 2000, are as follows:

Name                        Age              Position                          Since
----                        ---              --------                          -----

Corey K. Quinn              25               Co-President                      3/7/00
                                             Chief Executive Officer
                                             Chief Financial Officer
                                             Secretary and a Director

Simon G. Talbot             21               Co-President                      3/7/00
                                             Chief Technical Officer
                                             and a Director

 Directors serve until the next annual meeting of shareholders, or until their successors are elected.

         Corey K. Quinn.  As co-founder and  co-President  of  CastPro.com,  Mr.
Quinn is responsible for the overall strategic development and the administrative functions of the Company. Previously he was a Technical Support Manager for LA Bridge Internet. Mr. Quinn's diverse background in business, computer technology and photography bring skills to the Company, while his leadership and vision remain the driving force. Mr. Quinn will co-lead the Company in the start-up phase, and its high growth period.

         Simon G. Talbot. Simon Talbot is a co-founder and co-President of CastPro.com, Inc., and has several years in the broadcast industry. Formerly, Mr. Simon was engaged as a Technical Consultant to J.C. Williamson Technologies, an Australian owned broadcasting company. In this capacity, he provided advisory services in all facets of the technology used by the company. Mr. Talbot's technical background comprising of broadcasting and computer technology, brings technical depth to the Company. Simon Talbot was instrumental in developing the Company's innovative technology, and will oversee its development.

                                     Item 6.
                             EXECUTIVE COMPENSATION
                             ----------------------

         The following table sets forth the annual compensation paid and accrued by the Company during its first and only fiscal year to its two co-executive officers, including cash and issuance of securities. The Company has not paid any officer or director in excess of $100,000 in any year.

                                                              Summary Compensation
                                                              --------------------
                           Annual Compensation                Awards            Payouts
                           -------------------                ------            -------
                                            Other                               Secur-
Name                                        Annual            Restricted        ities                              All Other
and                                         Compen-           Stock             Underlying       LTIP              Compen-
Principal         Salary            Bonus   sation            Award(s)          Options/         Payouts           sation
Position Year       ($)              ($)      $                 ($)             SARs (#)          ($)               ($)
-------------     -------          ------   -------           ----------        ----------       --------
Corey K. 1999     $60,000           $0      $0                0                 0                0                 0
Quinn
Co-President
and Director

Simon    1999     $60,000           $0      $0                0                 0                0                 0
Talbot
Co-President
and Director


         On April 28, 2000, the Company's Board of Directors adopted the CastPro.com, Inc. 2000 Nonqualified Stock Option Plan, and reserved 1,000,000 shares for future issuances thereunder. The Board thereafter issued a total of 125,500 Options, to acquire 125,500 Shares of the Company's Common Stock, to 8 employees, including officers and directors, including Corey Quinn (25,000 options), and Simon Talbot (25,000 options). The options vest on November 1, 2000, expire on December 31, 2005 if not exercised, and are exercisable at an exercise price of $6.60 per share.

                                     Item 7.
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                 ----------------------------------------------

         On December 31, 1999, the company entered into a Share Exchange Agreement, whereby it acquired 400 shares of the common stock of CastPro.com, LLC, a California Limited Liability Company (hereinafter "LLC"), representing 100% of LLC's outstanding common stock, from the LLC shareholders, in exchange for the issuance by the Company to the LLC Shareholders of 8,000,000 shares of the Company's Common Stock.

         Of the 8,000,000 shares so issued by the Company, a total of 3,000,000 shares were escrowed, and will be earned and released in equal amounts to Corey
K. Quinn and Simon G. Talbot, based on achievement by the Company of certain cumulative audited annual revenue numbers, all in accord with the following "earn out" schedule:

                                                         Number of Shares
                                                         Deemed Earned and
                                                         Released from Escrow
                           Cumulative Audited            1/2 to Quinn and
                           Revenues of                   1/2 to Talbot
                           -----------                   -------------

                           $2,500,000                           1,000,000
                            4,500,000                           1,000,000
                            7,500,000                             500,000
                           10,000,000                             500,000
                                                              -----------
                                                     Total      3,000,000

         In addition, and concurrently, the Company issued a total of 825,000 shares of its common stock to two of the Company's creditors, in exchange for the cancellation of $825,000 in principal and accrued interest owed by the Company to said entities.

                                     Item 8.
                     DESCRIPTION OF REGISTRANT'S SECURITIES
                     --------------------------------------
                                TO BE REGISTERED
                                ----------------

         The Company has only one type of security, Common Stock with par value equal to $0.001. There are 100,000,000 authorized shares of Common Stock of which 9,213,500 shares were issued/outstanding as of April 30, 2000.

           The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Capital Stock. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock that might be issued in the future. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and nonassessable.

                                     PART II

                                     Item 1.
                           MARKET PRICE AND DIVIDENDS
                           --------------------------
                          ON REGISTRANT'S COMMON STOCK
                          ----------------------------
                     EQUITY AND RELATED STOCKHOLDER MATTERS
                     --------------------------------------

         The Company's Common Stock trades on the "Pink Sheets" under the symbol "KSTP" at this time. Upon SEC clearance of this Form 10SB Registration Statement, the Company intends to seek trading privileges for its securities on the NASD Bulletin Board.

         From November 11, 1999 through April 1, 2000, the closing sales price of the Company's Common Stock has ranged between $6.00 and $8.00.

         At April 1, 2000, the Company had approximately 45 Shareholders of record.

         The Company has not paid a dividend since its incorporation, and management does not anticipate the Company will pay dividends in the near future.

                                     Item 2.
                                LEGAL PROCEEDINGS
                                -----------------

         None.

                                     Item 3.
                          CHANGES IN AND DISAGREEMENTS
                          ----------------------------
                               WITH ACCOUNTANTS ON
                               -------------------
                       ACCOUNTING AND FINANCIAL DISCLOSURE
                       -----------------------------------

         None.

                                     Item 4.
                     RECENT SALES OF UNREGISTERED SECURITIES
                     ---------------------------------------

                                                              Class of          Offering Price   Exemption
         Title of                                             Persons to        or Nature of     Relied
Date     Securities        Amount           Underwriters      Whom Sold         Transaction      Upon
----     ----------        ------           ------------      ---------         --------------   ---------
12/31/   Common            8,000,000           None           Shareholders      Stock for        4(2)
99       Stock                                                Of CastPro.       Stock Exchange
                                                              com, LLC          Acquired 100%
                                                                                Of CastPro.com,
                                                                                LLC, valued at
                                                                                $8,000

12/31/   Common              825,000           None           Exchange for      Exchanged for    4(2)
99       Stock                                                existing debt     $825,000 in
                                                                                Debt

                                     Item 5.
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS
                    -----------------------------------------

         The Nevada General Corporation Law, under which the Company is incorporated, gives a corporation the power to indemnify any of its directors, officers, employees, or agents who are sued by reason of their service in such capacity to the corporation provided that the director, officer, employee, or agent acted in good faith and in a manner he believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action, he must have had no reasonable cause to believe his conduct was unlawful.

         INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF THE REGISTRANT PURSUANT TO THE FOREGOING PROVISIONS OR OTHERWISE, THE REGISTRANT HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS, THEREFORE, UNENFORCEABLE, IN THE EVENT THAT A CLAIM FOR INDEMNIFICATION AGAINST SUCH LIABILITIES (OTHER THAN THE PAYMENT BY THE REGISTRANT OF EXPENSES INCURRED OR PAID BY A DIRECTOR, OFFICER OR CONTROLLING PERSON OF THE REGISTRANT IN THE SUCCESSFUL DEFENSE OF ANY ACTION, SUIT OR PROCEEDING) IS ASSERTED BY SUCH DIRECTOR, OFFICER OR CONTROLLING PERSON IN CONNECTION WITH THE SECURITIES BEING REGISTERED, THE REGISTRANT WILL, UNLESS IN THE OPINION OF ITS COUNSEL THE MATTER HAS BEEN SETTLED BY CONTROLLING PRECEDENT, SUBMIT TO A COURT OF APPROPRIATE JURISDICTION THE QUESTION WHETHER SUCH INDEMNIFICATION BY IT IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND WILL BE GOVERNED BY THE FINAL ADJUDICATION OF SUCH ISSUE.

                                    PART III
                                    --------
                            ITEM 1. INDEX TO EXHIBITS


Item 1      Index to Exhibits

            *3(i)     Articles of Incorporation
            *3(ii)    Bylaws

            *4        Instruments defining rights of security holders, including indentures.

                     None.

            *9        None

            *10       Material Contracts

                    (a) Share Exchange Agreement

                    (b) Facility's Lease Agreement

                    (c) CastPro.com, Inc. 2000 Nonqualified Stock Option Plan


            *21       Subsidiaries of the Registrant

                     Name                       Domicile
                     ----                       --------

                     CastPro.com, LLC           California

            *24       Power(s) of Attorney

            27       Financial Data Schedule

*To be filed with Amendment
                                      23

Item 2            Description of Exhibits

                  Articles of Incorporation
                  Bylaws

                  Material Contracts

                    (a) Share Exchange Agreement

                    (b) Facility's Lease Agreement

                    (c) CastPro.com, Inc. 2000 Nonqualified Stock Option Plan

                  Subsidiaries of the Registrant

                    Name                     Domicile
                    ----                     --------

                    CastPro.com, LLC         California

                  Power(s) of Attorney

                  Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CASTPRO.COM, INC.
                                              /s/ Corey K. Quinn
                                              ------------------
                                              Corey K. Quinn, Co-President

Date: May 5, 2000


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                          Title                         Date
---------                          -----                         ----
/s/ Corey K. Quinn
------------------------           Co-President                  June 21, 2000
Corey K. Quinn                     Chief Executive Officer
                                   Secretary, Director

/s/ Simon G. Talbot                Co-President                  June 21, 2000
------------------------           Chief Technical Officer
Simon G. Talbot                    Director


                                       25

                                    PART F/S

                              Financial Statements

                        CASTPRO.COM, INC. AND SUBSIDIARY
                          (A Development Stage Company)


                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

                                       And

                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------

                                December 31, 1999

                        CASTPRO.COM, INC. AND SUBSIDIARY
                          (A Development Stage Company)


                                TABLE OF CONTENTS

                                December 31, 1999
                                -----------------

                                                                   Page

Auditor's Independent Report                                          1


Consolidated Balance Sheet                                            2


Consolidated Statement of Operations and Accumulated Deficit          3


Consolidated Statement of Stockholders' Equity                        4


Consolidated Statement of Cash Flows                                  5


Supplemental Consolidated Cash Flow Information                       6


Notes to Consolidated Financial Statements                         7-10

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

To The Stockholders' and Board of Directors
CASTPRO.COM, Inc. and Subsidiary
Los Angeles, CA 90064



We have audited the accompanying consolidated balance sheet of CASTPRO.COM, Inc. and Subsidiary as of December 31, 1999, and the related consolidated statements of operations, accumulated deficit and cash flows for the period January 12, 1999 (Date of Inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CASTPRO.COM, Inc. and Subsidiary as of December 31, 1999, and the results of its operations and its cash flows for the period January 12, 1999 (Date of Inception) to December 31, 1999, in conformity with generally accepted accounting principles.


/s/Brad B. Haynes
-----------------
Brad B. Haynes

Los Angeles, California
February 24, 2000

                        CASTPRO.COM, INC. and Subsidiary
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEET
                           --------------------------

                                December 31, 1999
                                -----------------

                                     ASSETS

CURRENT ASSETS

   Cash                                                        $ 130,943
   Prepaid expenses                                               44,124
                                                               ---------
              Total Current Assets                             $ 175,067

PROPERTY AND EQUIPMENT
   (Net of $32,297 depreciation)                                 281,706

OTHER ASSETS

   Deposit                                                        69,922
   Security deposits                                              33,322
   Other assets                                                    1,433
                                                               ---------
              Total Other Assets                                 104,677
                                                               ---------

                           TOTAL ASSETS                        $ 561,450
                                                               ---------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accrued expenses payable                                       16,792
   Payroll taxes payable                                           4,208
   Income tax payable                                                800
                                                               ---------
              Total Current Liabilities                           21,800

STOCKHOLDERS' EQUITY
   Capital Stock, authorized; 100,000,000
      shares of Common Stock @ .001,
      issued and outstanding 9,213,500                             9,214
   Additional paid-in capital                                    828,686
   Accumulated deficit during development stage                 (298,250)
                                                               ---------
               Total Stockholders' Equity                        539,650
                                                               ---------

                     TOTAL LIABILITIES AND
                     STOCKHOLDERS' EQUITY                      $ 561,450


     The accompanying notes are an integral part of the Financial Statements

                        CASTPRO.COM, INC. and Subsidiary
                          (A Development Stage Company)

          CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
          ------------------------------------------------------------

    For the Period January 12, 1999 (Date of Inception) to December 31, 1999
    ------------------------------------------------------------------------


REVENUE                                                     $         0

EXPENSES
   General, sales and administrative expenses                   297,450

LOSS FROM OPERATIONS                                           (297,450)

PROVISION FOR INCOME TAX                                            800

NET LOSS                                                       (298,250)

ACCUMULATED LOSS DURING THE DEVELOPMENT STAGE - beginning          --

ACCUMULATED LOSS DURING DEVELOPMENT STAGE - end             $  (298,250)
                                                            -----------

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF

COMMON SHARES OUTSTANDING                                     9,213,500
                                                            -----------

BASIC LOSS PER COMMON SHARE                                 $      (.03)
                                                            -----------

DILUTED LOSS PER COMMON SHARE                               $      (.03)
                                                            -----------


     The accompanying notes are an integral part of the Financial Statements

                        CASTPRO.COM, INC. and Subsidiary
                          (A Development Stage Company)


                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 ----------------------------------------------

    For The Period January 12, 1999 (Date of Inception) to December 31, 1999
    ------------------------------------------------------------------------



                                                                                          Accumulated
                                           Common     Stock                  Additional  Deficit During  Total
                                                                              Paid-In     Development    Stockholders'
                                         Shares      Par Value     Amount     Capital        Stage       Equity
                                        ---------      ----       ---------  ---------     ---------    ---------
January 12, 1999                             --         --              --          --         --           --

December 31, 1999
   Issuance of Common Shares            8,000,000      .001     $   8,000          --          --       $   8,000

April 4, 1999
   Contribution by LLC principal
   of fixed assets                           --         --            --         4,900         --           4,900

December 31, 1999
   Recapitalization/reorganization        388,500      .001           389         (389)        --           --

December 31, 1999
   Conversion of debt to Common Stock

                                          825,000      .001           825      824,175         --         825,000

December 31, 1999
   Accumulated deficit during
     development stage
                                             --         --            --           --       (298,250)    (298,250)
                                        ---------      ----       ---------  ---------     ---------    ---------

Balance December 31, 1999               9,213,500       .00     $   9,214    $ 828,686     $(298,250)   $ 539,650



     The accompanying notes are an integral part of the Financial Statements

                        CASTPRO.COM, INC. And Subsidiary
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      ------------------------------------

    For the Period January 12, 1999 (Date of Inception) to December 31, 1999
    ------------------------------------------------------------------------





CASH FLOW FROM OPERATING ACTIVITIES

   Net loss                                                         $(298,250)

   Adjustments  to  reconcile  to  net  loss  to  net  cash  used by  operating activities:
        Depreciation                                                $  32,297
        Stock issued for services                                        8000
                                                                    ---------

              Total adjustments                                        40,297

   (Increase) decrease in assets
        Prepaid expenses                                              (44,124)
        Deposits                                                      (69,922)
        Security deposits                                             (33,322)
        Other assets                                                   (1,433)

   Increase (decrease) in liabilities
        Accrued expenses                                               16,792
        Payroll taxes payable                                           4,208
        Income tax                                                        800
                                                                    ---------

              Net (Increase) in Assets                               (127,001)
                                                                    ---------

NET CASH FLOWS USED BY OPERATING ACTIVITIES                          (384,954)

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of fixed assets                                          (314,003)
                                                                    ---------

NET CASH FLOWS USED BY INVESTING ACTIVITIES                          (314,003)

CASH FLOWS FROM FINANCING ACTIVITIES
   Contributions by principal                                           4,900
   Funds received by issuing note payable                             825,000
                                                                    ---------

NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                       829,900

CASH FLOWS PROVIDED BY ALL ACTIVITIES                               $ 130,943

CASH - beginning                                                            0

CASH - end                                                          $ 130,943
                                                                    ---------


     The accompanying notes are an integral part of the Financial Statements

                        CASTPRO.COM, INC. And Subsidiary
                          (A Development Stage Company)

                SUPPLEMENTAL CONSOLIDATED CASH FLOWS INFORMATION
                ------------------------------------------------

                                December 31, 1999
                                -----------------

   Income tax                       $0

   Interest                         $0


NON-CASH FINANCING TRANSACTIONS:
-------------------------------

   400 shares of CASTPRO.COM, LLC exchanged for 8,000,000 CASTPRO.COM, INC. at .001 totaling $8,000.

   $825,000 of related party debt exchanged for 825,000 shares of CASTPRO.COM, INC. valued at $1.00 a share.

   400 shares of CASTPRO.COM, LLC issued for services valued at $8,000.

   388,500 shares of Deep Earth, Inc. (changed to CASTRO.COM, INC.) at .001 totaling $389 was offset by a reduction in additional paid-in capital of $389 by a reorganization/recapitalization transaction.

   Contribution of fixed assets by a CASTPRO.COM, LLC principal valued at $4,900.

     The accompanying notes are an integral part of the Financial Statements

                        CASTPRO.COM, INC. And Subsidiary
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                December 31, 1999
                                -----------------

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    -----------------------------------------------------------

    Formation and Description of Business
    -------------------------------------
    Quinntal, International, LLC (California Incorporated) was formed on January 12, 1999. The LLC changed its name to CASTPRO.COM, LLC on August 6, 1999. Effective December 31, 1999 the shareholders of LLC exchange 400 shares of LLC (representing 100% of all shares) for 8,000,000 shares of Deep Earth, Inc. formerly Engineering Services, Inc. (a Nevada corporation). At the time of the business combination Deep Earth, Inc. was an active public shell and had no assets or liabilities. Since the former controlling shareholders of the LLC controlled Deep Earth, Inc. after the business combination, the transaction has been accounted for as a reverse acquisition. Immediately prior to the business combination, Deep Earth, Inc. had 388,500 shares outstanding. Simultaneous with the closing of the business combination, $825,000 of related party debt was exchanged for 825,000 shares of common stock of CASTPRO.COM, INC. Deep Earth, Inc. changed its name to CASTPRO.COM, INC. on December 31, 1999. CASTPRO.COM, INC. is a provider of live, on-location digital webcast productions for corporations and major event marketeers. The Company specializes in streaming media production of concerts, tradeshows, interviews, sporting events and movie premiers. The Company also produces streaming media for key business-related events such as shareholders meetings, press release and earnings announcements, product launches and training sessions. The Company is a development stage company and has not as yet generated any revenues.

    Principles of Consolidation
    ---------------------------
    The Consolidated Financial Statements include the accounts of CASTPRO.COM, INC. and its wholly owned subsidiary CASTPRO.COM, LLC. All significant intercompany transactions and balances have been eliminated. The year end selected was December 31st.

    Cash Equivalents
    ----------------
    Cash equivalents consist of funds invested in money market accounts and investments with a maturity of three months or less when purchased. There were no cash equivalents for the period January 12, 1999 (Date of Inception) to December 31, 1999.

    Use of Estimates
    ----------------
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

                        CASTPRO.COM, INC. And Subsidiary
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                December 31, 1999
                                -----------------


    Issuance of Shares for Service
    ------------------------------
    Valuation of shares for services is based on the estimated fair market value of the services performed.

    Income Taxes
    ------------
    The Company's uses the liability method of accounting for income taxes specified by SFAS No. 109, "Accounting for Income Taxes", whereby deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefit in the future. The Company had no material net deferred tax assets or liabilities at December 31, 1999.

2.  PREPAID EXPENSES
    ----------------
    The significance of this account is reflected in prepaid for the following. Rent - $5,447; insurance - $8,411 and $28,140 paid to Media Concepts, Inc. for equipment not utilized thus resulting in a prepaid expense.

3.  PROPERTY AND EQUIPMENT
    ----------------------

    Property and Equipment are stated at cost or fair values at the date of acquisition and, in the case of equipment under capital lease, the present value of minimum lease payments. Depreciation and amortization of property and equipment are computed using the straight-line method over the following estimated useful lives:

              Operating Equipment                    5 years
              Leasehold Improvements                 5 years
              Furniture, Fixtures and Equipment      5 years

    Depreciation expense for the period January 12, 1999 to December 31, 1999 was 32,297.

    Property and equipment consists primarily of computers and communication equipment. The recorded amount of property and equipment capitalized and the related accumulated depreciation is as follows:

        Mobile production unit                                      $170,957
        Computer equipment                                            52,949
        Production equipment                                          29,415
        Office equipment                                              15,472
        Software                                                      13,439
        Other equipment                                               12,756
        Furniture and fixtures                                        11,002

                        CASTPRO.COM, INC. And Subsidiary
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                December 31, 1999
                                -----------------


        Phone system                                                   3,444
        Security system                                                2,669
        Truck                                                          1,900
                                                                    --------

              Total property and equipment                          $314,003
              Less: accumulated depreciation                          32,297
                                                                    --------

                     PROPERTY AND EQUIPMENT (NET)                   $281,706
                                                                    --------


4.  DEPOSITS
    --------
    The Company made a deposit of $69,922 to Shook Electronics, Inc. on November 15, 1999 on a unit identified as a mobile production unit which has a cost of $139,844.

5.  RELATED PARTY TRANSACTIONS
    --------------------------
    A related party investor exchanged $825,000 of debt for 825,000 of CASTPRO.COM, INC. shares valued at $1 per share.

6.  ADVERTISING
    -----------
    Advertising is expensed as incurred.


7.  LEASE COMMITMENTS
    -----------------
    Operating Lease
    ---------------
    The Company utilizes corporate office space in Los Angeles, California currently under lease by CASTPRO.COM, a California LLC, from the lessor M.P.I. LTD. The five year lease calls for minimum monthly payments of $5,297.20 on 2,788 rental square feet and expires on September 14, 2004. The Company has paid a security deposit of $29,274. Rent expense for the 3 1/2 months of 1999 was $18,540.

    Future minimum lease payments associated with the lease described herein, including rent increase of 2.6% per year:

              Year Ended December 31
              ----------------------
                     2000                                           $64,054
                     2001                                            65,727
                     2002                                            67,400
                     2003                                            69,073
                     2004                                            49,766
                                                                    -------
                     TOTAL                                         $316,020
                                                                    -------

                        CASTPRO.COM, INC. And Subsidiary
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                December 31, 1999
                                -----------------


    The Company utilized warehouse space in Los Angeles, California currently under lease by CASTPRO.COM, INC., a California corporation. From Off Broadway Partners, a California General Partnership, the three year lease calls for minimum monthly payments of $1,761.40 on approximately 2,985 square feet and expires on December 31, 2002. The Company has paid a security deposit of $3,522.80 and a prepaid rent of $1,761.40. There was no rent expense for 1999.

    Future minimum lease payments associated with the lease described herein:

              Year Ended December 31

                     2000                                           $19,375
                     2001                                            21,136
                     2002                                            21,136
                                                                    -------
                     TOTAL                                          $61,647
                                                                    -------


8.  SUBSEQUENT EVENTS
    -----------------
    A related party investor put funds into the Company between January 28 and March 31, 2000 totally $635,000. 635,000 shares were issued of CASTPRO.COM, INC. stock in exchange.

                        CASTPRO.COM, INC. AND SUBSIDIARY
                        --------------------------------
                          (A Development Stage Company)


                     ACCOUNTANT'S ACCUMULATED REVIEW REPORT
                     --------------------------------------

                                       And

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    -----------------------------------------





                        March 31, 2000 and March 31, 1999
                        ---------------------------------

                        CASTPRO.COM, INC. AND SUBSIDIARY
                          (A Development Stage Company)


                                TABLE OF CONTENTS

                        March 31, 2000 and March 31, 1999
                        ---------------------------------

                                                                     Page

Accountant's Review Report


Consolidated Balance Sheet                                              2


Consolidated Statement of Operations and Accumulated Deficit            3


Consolidated Statement of Stockholders' Equity                          4


Consolidated Statement of Cash Flows                                    5


Notes to Consolidated Financial Statements                            6-9

                           ACCOUNTANT'S REVIEW REPORT
                           --------------------------

To The Stockholders' and Board of Directors
CASTPRO.COM, Inc. and Subsidiary

Los Angeles, CA 90064


We have reviewed the accompanying consolidated balance sheet of Castpro.com, Inc. and Subsidiary (a development stage company) as of March 31, 2000, and the related consolidated statements of operations and accumulated deficit, and consolidated cash flows for the quarter ended March 31, 2000 and for the period January 12, 1999 (Date of Incpetion) to March 31, 1999, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Concierge, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

/s/Brad B. Haynes
-----------------
Brad B. Haynes
Los Angeles, California
June 14, 2000

                        CASTPRO.COM, INC. and Subsidiary
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEET

                                 March 31, 2000

                                     ASSETS
                                     ------

CURRENT ASSETS
   Cash                                                             $   349,454
   Prepaid expenses                                                      25,558
                                                                    -----------
              Total Current Assets                                  $   375,012

PROPERTY AND EQUIPMENT
   (Net of $51,074 depreciation)                                        538,986

OTHER ASSETS
   Security deposits                                                     33,322
   Other assets                                                           1,314
                                                                    -----------
              Total Other Assets
                                                                         34,636
                           TOTAL ASSETS
                                                                    $   948,634
                                                                    -----------



                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES

   Accrued expenses payable                                              39,022
   Payroll taxes payable                                                  8,193
   Income tax payable                                                       800
                                                                    -----------
              Total Current Liabilities                                  48,015

STOCKHOLDERS' EQUITY

   Capital Stock, authorized; 100,000,000
        shares of Common Stock @ .001,
        issued and outstanding 9,848,500                                  9,849
   Additional paid-in capital                                         1,463,051
   Accumulated deficit during development stage                        (572,281)
                                                                    -----------
              Total Stockholders' Equity                                900,619
                                                                    -----------
                           TOTAL LIABILITIES AND
                           STOCKHOLDERS' EQUITY                     $   948,634
                                                                    -----------






              See accountant's review report and accompanying notes

                        CASTPRO.COM, INC. and Subsidiary
                          (A Development Stage Company)

          CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
          ------------------------------------------------------------

                                 For the Periods
                                 ---------------
                                                                                                             January 12, 1999
                                                                          Three Months Ended              (Date of Inception) to
                                                                             March 31, 2000                   March 31, 1999
                                                                             --------------                   --------------

REVENUES                                                                      $     1,500                     $         0

EXPENSES
   General, Sales and Administrative Expenses                                     275,431                               0

(LOSS) FROM OPERATIONS                                                           (273,231)                              0

PROVISION FOR INCOME TAXES                                                            800                               0

NET LOSS                                                                         (274,031)                              0

ACCUMULATED LOSS DURING THE DEVELOPMENT STAGE - beginning                         298,250                               0

ACCUMULATED LOSS DURING THE DEVELOPMENT STAGE - end                           $   572,281                     $         0

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING                                                                     9,213,500                               0

BASIC LOSS PER COMMON SHARE                                                   $      (.03)                    $         0

DILUTED LOSS PER COMMON SHARE                                                 $     (0.03)                    $         0


              See accountant's review report and accompanying notes

                        CASTPRO.COM, INC. and Subsidiary
                          (A Development Stage Company)


                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

      For The Period January 12, 1999 (Date of Inception) to March 31, 1999

                        and Quarter Ended March 31, 2000
 -------------------------------------------------------------------------------


                                                                                                         Accumulated
                                                                                           Additional   Deficit During    Total
                                                     Common           Stock                  Paid-In     Development   Stockholders
                                                     Shares         Par Value       Amount   Capital        Stage         Equity
                                                   ----------    -----------   ----------   ----------    ----------    ----------

January 12, 1999                                         --             --           --           --            --            --

Balance March 31, 1999                                      0              0   $        0   $        0    $        0    $        0
                                                   ----------    -----------   ----------   ----------    ----------    ----------

Balance January 1, 2000                             9,213,500               .00     9,214      828,686      (298,250)      539,650

March 31, 2000
Conversion of debt to Common Stock                    635,000               .00       635      634,365          --         635,000

March 31, 2000
Accumulated deficit during development stage
                                                         --             --           --           --        (274,031)     (274,031)
                                                   ----------    -----------   ----------   ----------    ----------    ----------

Balance March 31, 2000                              9,848,500               .00$    9,849   $1,463,051    $ (572,281)   $  900,619
                                                   ----------    -----------   ----------   ----------    ----------    ----------


              See accountant's review report and accompanying notes

                        CASTPRO.COM, INC. And Subsidiary
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      ------------------------------------

                                 For the Periods
                                 ---------------
                                                                                     January 12, 1999
                                                          Quarter Ended          (Date of Inception) to
                                                          March 31, 2000             March 31, 1999
                                                          -------------          -----------------------

CASH FLOW FROM OPERATING ACTIVITIES
   Net Loss                                               $(274,031)                 $       0
   Adjustments to reconcile Net Loss:
        To Net Cash Used By Operating
              Activities
        Depreciation                                         18,777                          0
                                                          ---------                  ---------
              Total Adjustments                              18,777                          0
 INCREASE) DECREASE IN ASSETS

   Prepaid Expenses                                          18,566                          0
   Deposits                                                  69,922                          0
   Other Assets                                                 119                          0
 INCREASE (DECREASE) IN LIABILITIES
   Accrued expenses                                          22,230                          0
   Payroll taxes payable                                      3,985                          0
                                                          ---------                  ---------

NET CASH USED BY OPERATING ACTIVITIES                      (140,432)                         0

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of Fixed Assets                                (276,057)                         0

CASH FLOWS FROM FINANCING ACTIVITIES
   Funds received by issuing note payable (converted to
   equity)                                                  635,000                          0
                                                                                     ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                   635,000                          0
                                                                                     ---------
NET CASH PROVIDED FROM ALL ACTIVITIES                       218,511                          0

CASH - Beginning                                            130,943                          0
                                                          ---------                  ---------

CASH - End                                                $ 349,454                  $       0

SUPPLEMENTAL CONSOLIDATED CASH FLOWS INFORMATION
Income Tax                                                $       0                  $       0

Interest                                                  $       0                  $       0


              See accountant's review report and accompanying notes

                        CASTPRO.COM, INC. And Subsidiary
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                        March 31, 2000 and March 31, 1999
                        ---------------------------------

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Formation and Description of Business
    -------------------------------------

    Quinntal, International, LLC (California Incorporated) was formed on January 12, 1999. The LLC changed its name to CASTPRO.COM, LLC on August 6, 1999. Effective December 31, 1999 the shareholders of LLC exchange 400 shares of LLC (representing 100% of all shares) for 8,000,000 shares of Deep Earth, Inc. formerly Engineering Services, Inc. (a Nevada corporation). At the time of the business combination Deep Earth, Inc. was an active public shell and had no assets or liabilities. Since the former controlling shareholders of the LLC controlled Deep Earth, Inc. after the business combination, the transaction has been accounted for as a reverse acquisition. Immediately prior to the business combination, Deep Earth, Inc. had 388,500 shares outstanding. Simultaneous with the closing of the business combination, $825,000 of related party debt was exchanged for 825,000 shares of common stock of CASTPRO.COM, INC. Deep Earth, Inc. changed its name to CASTPRO.COM, INC. on December 31, 1999. CASTPRO.COM, INC. is a provider of live, on-location digital webcast productions for corporations and major event marketeers. The Company specializes in streaming media production of concerts, tradeshows, interviews, sporting events and movie premiers. The Company also produces streaming media for key business-related events such as shareholders meetings, press release and earnings announcements, product launches and training sessions. The Company is a development stage company and has not as yet generated any revenues.

    Principles of Consolidation
    ---------------------------

    The Consolidated Financial Statements include the accounts of CASTPRO.COM, INC. and its wholly owned subsidiary CASTPRO.COM, LLC. All significant intercompany transactions and balances have been eliminated for the quarter ended March 31, 2000 and the period January 12, 1999 (Date of Inception) to March 31, 1999. The year end selected was December 31st.

    Cash Equivalents
    ----------------

    Cash equivalents consist of funds invested in money market accounts and investments with a maturity of three months or less when purchased. There were no cash equivalents for the quarter ended March 31, 2000 and for the period January 12, 1999 (Date of Inception) to March 31, 1999.

    Use of Estimates
    ----------------

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

                        CASTPRO.COM, INC. And Subsidiary
                          (A Development Stage Company)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
              ----------------------------------------------------

                        March 31, 2000 and March 31, 1999
                        ---------------------------------

    Issuance of Shares for Service
    ------------------------------

    Valuation of shares for services is based on the estimated fair market value of the services performed.

    Income Taxes
    ------------

    The Company's uses the liability method of accounting for income taxes specified by SFAS No. 109, "Accounting for Income Taxes", whereby deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefit in the future. The Company had no material net deferred tax assets or liabilities at March 31, 2000 and March 31, 1999.

2.  PREPAID EXPENSES
--------------------

    The significance of this account is reflected in prepaid for the following. Insurance - $4,631 and $20,629 paid to Media Concepts, Inc. for equipment not utilized thus resulting in a prepaid expense.

3.  PROPERTY AND EQUIPMENT
--------------------------

    Property and Equipment are stated at cost or fair values at the date of acquisition and, in the case of equipment under capital lease, the present value of minimum lease payments. Depreciation and amortization of property and equipment are computed using the straight-line method over the following estimated useful lives:

              Equipment and Computers                5 years
              Leasehold Improvements                 5 years (term of lease)
              Furniture, Fixtures and Equipment      5 years

    Depreciation expense for the quarter ended March 31, 2000 was 18,777 and for the period January 12, 1999 (Date of Inception) to March 31, 1999 was zero.

    Property and equipment consists primarily of computers and communication equipment. The recorded amount of property and equipment capitalized and the related accumulated depreciation is as follows:

        Mobile production unit                                $356,843
        Computer equipment                                     101,176
        Production equipment                                    36,594
        Office equipment                                        16,338
        Software                                                14,554
        Other equipment                                         35,382

                        CASTPRO.COM, INC. And Subsidiary
                          (A Development Stage Company)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
              ----------------------------------------------------

                        March 31, 2000 and March 31, 1999
                        ---------------------------------

        Furniture and fixtures                                      14,638
        Phone system                                                 3,444
        Security system                                              4,195
        Truck                                                        1,900
        Leasehold improvements                                       4,996
                                                                  --------

              Total property and equipment                        $590,060
              Less: accumulated depreciation                        51,074
                                                                  --------

                     PROPERTY AND EQUIPMENT (NET)                 $538,986
                                                                  ========



4.  RELATED PARTY TRANSACTIONS
------------------------------

    A related party investor exchanged $635,000 of debt for 635,000 of CASTPRO.COM, INC. shares valued at $1 per share at March 31, 2000.

5.  ADVERTISING
---------------

    Advertising is expensed as incurred.


6.  LEASE COMMITMENTS
---------------------

    Operating Lease
    ---------------

    The Company utilizes corporate office space in Los Angeles, California currently under lease by CASTPRO.COM, a California LLC, from the lessor M.P.I. LTD. The five year lease calls for minimum monthly payments of $5,297.20 on 2,788 rental square feet and expires on September 14, 2004. The Company has paid a security deposit of $29,274. Rent expense for the quarter ended March 31, 2000 was $16,417 and for the period January 12, 1999 (Date of Inception) to March 31, 1999 was zero.

    Future minimum lease payments associated with the lease described herein, including rent increase of 2.6% per year:

              Year Ended March 31
              -------------------
                     2000                                        $15,891
                     2001                                         65,727
                     2002                                         67,400
                     2003                                         69,073
                     2004                                         49,766
                                                                --------
                     TOTAL                                      $267,857
                                                                ========

                        CASTPRO.COM, INC. And Subsidiary
                          (A Development Stage Company)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
              ----------------------------------------------------

                        March 31, 2000 and March 31, 1999
                        ---------------------------------

    The Company utilized warehouse space in Los Angeles, California currently under lease by CASTPRO.COM, INC., a California corporation. From Off Broadway Partners, a California General Partnership, the three year lease calls for minimum monthly payments of $1,761.40 on approximately 2,985 square feet and expires on December 31, 2002. The Company has paid a security deposit of $3,522.80. Rent expense for the quarter ended March 31, 2000 was $5,284 and for the period January 12, 1999 (Date of Inception) to March 31, 1999 was zero.

    Future minimum lease payments associated with the lease described herein:

              Year Ended March 31
              -------------------
                     2000                                     $5,284
                     2001                                     21,136
                     2002                                     21,136
                                                             -------
                     TOTAL                                   $47,556
                                                             =======